Offering Statement for Katch Entertainment Inc. ("Katch")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Katch Entertainment Inc.

   170 Wildwood Way

   Woodside, CA 94062

Eligibility

2. The following are true for Katch Entertainment Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Jacob Clifton

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2018	Present	Katch Entertainment Inc.	Chief Technology Officer
07/01/2019	10/01/2019	Ticketmaster	Data Scientist
08/01/2018	10/01/2019	Brit Boba	Chief Executive Officer
02/01/2019	07/01/2019	NBCUniversal Media, LLC	Senior Data Engineer
07/01/2018	10/01/2018	Warner Bros.	Data Scientist
08/01/2015	07/01/2018	Grantham, Mayo, Van Otterloo & Co. LLC	Researcher and Portfolio Developer
09/01/2017	01/01/2019	4Gen Technologies Group	Chief Executive Officer

Jacob has over 12 years of machine learning/AI experience for tech startups, private equity funds, and movie studios like Warner Brothers and Universal Studios. He has worked at MIT's Lincoln Laboratory and served two tours in Iraq for the United States Marine Corps. Education: M.B.A. from the University of Chicago Booth School of Business; M.S. in Electrical Engineering from Boston University; B.S. in Electrical Engineering from the University of Illinois at Urbana-Champaign; Work History (https://www.linkedin.com/in/jacobaclifton/): Katch Entertainment Inc., Chief Technology Officer, September 2018-Present; Ticketmaster, Data Scientist, July 2019-October 2019; Brit Boba, Chief Executive Officer, August 2018-October 2019; NBCUniversal Media, LLC, Senior Data Engineer, February 2019-July 2019; 4Gen Technologies Group, Chief Executive Officer, September 2017-2019; Warner Bros., Data Scientist, July 2018-October 2018; Grantham, Mayo, Van Otterloo & Co. LLC, Quantitative Researcher and Portfolio Management Developer, August 2015-July 2018;

Name
Nolan Gasser

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2019	Present	Katch Entertainment Inc.	Chief Genomic Officer/Co-Founder
12/01/2013	Present	Mission Measurement	Consultant
11/01/1999	Present	Pandora	Architect of Music Genome Project
06/01/2013	Present	Classical Archives LLC	Artistic Director

Nolan is a Stanford trained Musicologist and the original architect of Pandora Radio's Music Genome Project. With over 20 years of recommendation industry experience, Nolan is also the author of "Why You Like It: The Science and Culture of Musical Taste." As a composer, Nolan's compositions have been performed at Carnegie Hall and Lincoln Center. Education: Ph.D. of Musicology from Stanford University; M.A. in Music Theory and Composition from New York University; Work History (https://www.linkedin.com/in/nolan-gasser-89651926/): Katch Entertainment Inc., Chief Genomic Officer/Co-Founder, October 2019-Present; Mission Measurement, Consultant, December 2013-Present; Classical Archives LLC, Artistic Director, June 2013-Present; Pandora, Architect of Music Genome Project/Chief Musicologist Emeritus, November 1999-Present;

Name
Brett Danaher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position/Title
04/01/2020	Present	Katch Entertainment Inc.	Chief Data Scientist
12/01/2016	Present	Chapman University	Associate Professor
08/01/2016	Present	Entertainment Analytics Conference	Founder and Organizer
02/01/2018	01/01/2020	Harrods	Resident Data Scientist
07/01/2016	12/01/2019	Spotify	Consultant/Economist
01/01/2012	11/01/2019	Verance	Consultant
07/01/2017	07/01/2019	MasterClass	Resident Data Scientist and Economist
02/01/2017	05/01/2021	NBCUniversal Media, LLC	Data Science Consultant

Brett is a Professor of Data Analytics at Chapman University and Resident Faculty at Carnegie Mellon's "Initiative for Digital Ent. Analytics." He holds a Ph.D. in Applied Economics from the University of Pennsylvania and consistently publishes papers on entertainment analytics in top tier, peer-reviewed business and economics journals. Brett also consults in data analytics for companies like Spotify, NBC/Universal, BBC, Disney, MPAA, and others. Prior to Katch, he created two film and television genome projects for major entertainment firms. Work History (https://www.linkedin.com/in/bdanaher-entertainment-science/): Katch Entertainment Inc., Chief Data Scientist, April 2020-Present; Chapman University, Associate Professor of Economics and Management Science, December 2016-Present; Entertainment Analytics Conference, Founder and Organizer, August 2016-Present; NBCUniversal Media, LLC, Data Science Consultant, February 2017-May 2021; Harrods, Resident Data Scientist, February 2018-January 2020; Spotify, Consultant/Economist, July 2016-December 2019; Verance, Consultant, 2012-November 2019; MasterClass, Resident Data Scientist and Economist, July 2017-July 2019;

Name
Kyle Haley

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position/Title
05/24/2018	Present	Katch Entertainment Inc.	Technical Manager
11/01/2018	12/01/2019	PIXOMONDO	Virtual Production Artist
10/01/2017	10/01/2018	Pure Imagination Studios	Virtual Attraction Technical Producer

Kyle is a former Walt Disney Imagineer and Associate Producer of "Pandora - The Land of Avatar" at Orlando's Walt Disney World and "Guardians of the Galaxy: Mission Breakout!" at Disney's California Adventure. Kyle has also worked as a VFX Supervisor and in technical production for several VR studios. Education: Film Degree from Emerson College; Work History (https://www.linkedin.com/in/kyle-haley-0918796b/): Katch Entertainment Inc., Technical Manager, May 2018-Present; PIXOMONDO, Virtual Production Artist, November 2018-December 2019; Pure Imagination Studios, Virtual Attraction Technical Producer, October 2017-October 2018;

Name
John Dicconson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/04/2021	Present	Katch Entertainment Inc.	Head of Sales
08/01/2016	Present	Linqto, Inc.	Advisory Board
10/01/2010	Present	TCN Associates, LLC	CEO
09/01/2010	Present	Merritt, Dicconson, Morris	General Partner
04/01/2002	Present	DMC	CEO
04/01/2018	Present	SkyWriter Systems, Inc.	Chief Revenue Officer
01/01/2016	Present	Global Learning Solutions	Chief Revenue Officer

John is the founder of Teach Care Now, a firm focused on helping clients build and refine business and go to market strategies across 25 industries including hardware, SaaS platforms, AI, and others. Throughout his career, John has led five organizations from funding through successful exits. He is a board member of ExecWorld and the USTA. Education: B.A. Economics from University of North Carolina at Chapel Hill; Work History (https://www.linkedin.com/in/johndicconson/): Katch Entertainment Inc., Head of Sales, January 2021-Present; SkyWriter Systems, Inc., Founding Team, April 2018-Present; Linqto, Inc., Advisory Board, August 2016-Present; Global Learning Solutions, Founding Team, January 2016-Present; TCN Associates, LLC, CEO, October 2010-Present; Merritt, Dicconson, Morris, General Partner, September 2010-Present; DMC, CEO, April 2002-Present;

Name
Arthur Coleman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Katch Entertainment Inc.	Chief Product and Engineering Officer
01/01/2019	Present	OnlineMatters, Inc.	CEO/Smart Product Development
04/01/2017	01/01/2019	Acxiom	Vice President of Product
11/01/2014	01/01/2019	Acxiom	General Manager/Chief Product Officer

Arthur has over 20 years of experience building consumer-facing products for online and mobile businesses. He is the former General Manager of Acxiom Research, a division of the largest consumer data company. He holds a patent for first audience targeting system for mobile devices and was the original product owner for Java. Education: M.B.A. from Stanford University; B.A. English from Stanford University; Philips Exeter Academy; Work History (https://www.linkedin.com/in/arthurcoleman/): Katch Entertainment Inc., Chief Product and Engineering Officer, January 2019-Present; OnlineMatters, Inc., CEO/Smart Product Development, January 2019- Present; Acxiom, Vice President of Product, Privacy Products Group, April 2017-January 2019; Acxiom, General Manager/Chief Product Officer, Acxiom Research, November 2014-January 2019;

Name
Tim Tight

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2019	Present	Katch Entertainment Inc.	Chief Financial Officer
05/01/2013	12/01/2019	American Gas and Technology	Chief Financial Officer
01/01/2004	Present	Tight Analytic Solutions	Founder/CEO

Tim has 40 years of experience supporting tech companies in the US and Europe. In the past he has started, funded, and sold a business unit to Raychem. Prior to Katch, Tim served as the former CEO of Edge Capital Access, former CFO of American Gas & Technology, and former VP of Business Development at Trina Health. Education: M.B.A. from Stanford University; M.S in Mechanical Engineering from Stanford University; B.S. in Physics from Denison University; Work Experience (https://www.linkedin.com/in/timtight/): Katch Entertainment Inc., Chief Financial Officer, July 2019-Present; Tight Analytic Solutions, Founder/CEO, 2004-Present; American Gas and Technology, Chief Financial Officer, May 2013-December 2019;

Name
Mitch Lowe

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2021	Present	Katch Entertainment Inc.	COO
11/01/2020	Present	The Abrahamic Business Circle	Advisory Board
05/01/2016	Present	BigSpeak Speakers Bureau	Speaker
06/01/2016	01/01/2020	MoviePass	CEO

Mitch was a founding executive at Netflix, exiting after the company's IPO in 2003. Mitch later became a founding Executive, President, and COO at RedBox, eventually growing the company to $1.5B in revenue. He has most recently served as the CEO of MoviePass before coming to Katch in 2021. Work History (https://www.linkedin.com/in/mitchlowe/): Katch Entertainment Inc., COO, February 2021-Present; The Abrahamic Business Circle, Advisory Board, November 2020- Present; BigSpeak Speakers Bureau, Speaker, May 2016-Present; MoviePass, CEO, June 2016-January 2020;

Name
Andrew Tight

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2018	Present	Katch Entertainment Inc.	CEO/ Co-Founder
05/01/2019	Present	Lionsgate	Producer,
06/01/2014	09/01/2019	Splash Entertainment	Producer and Lionsgate Liaison
10/01/2010	06/01/2018	Tomaro Pictures	Producer

Andrew spent 6 years as a Film Producer at Lionsgate Entertainment before founding Katch in 2018. During his time with Lionsgate, Andrew produced 12 movies and 3 successful franchises. All of his films have been profitable, earning worldwide releases and securing distribution deals with Netflix and other major streaming services. Prior to Lionsgate, Andrew worked as a Producer at Tomaro Pictures along with a host of other independent production companies in Hollywood. Education: B.A. in Communication and Media Studies, Minor in Film Studies at UC Davis Class of 2010; Former collegiate rower and semi-professional cyclist; Menlo School Class of 2006; Work History (https://www.linkedin.com/in/andrew-tight-11400413/): Katch Entertainment Inc., CEO/ Co-Founder, May 2018- Present; Lionsgate, Producer, May 2013-December 2019; Splash

Entertainment, Producer and Lionsgate Liaison, July 2014-September 2019; Tomaro Pictures, Producer, October 2010-June 2018;

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Andrew Tight

Securities:	1,750,000
Class:	Common Stock
Voting Power:	24.9%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Katch is a data analytics company that provides marketers and content producers with audience insights derived from the Katch Media Genome. Our mission is to become the leading repository for actionable entertainment data, while simultaneously changing the way content is developed, packaged, and sold using a combination of advanced data science and a genomic framework for analyzing audio-visual content. As a B2B company Katch is developing a suite of products for various market segments, including video streaming platforms, film production companies, major entertainment studios, advertising agencies, marketing departments, and brands. These products include but are not limited to: Katch's Market Indexing Dashboard, proprietary Media Segments, proprietary Media Audiences, and various data enhancement solutions. All of these products derive insights from the Katch Media Genome. Each of these products has a pricing model reflective of its respective users and use cases. Monetization is driven through direct sales, indirect sales, and partnerships. Our Executive team includes Andrew Tight, formerly of Lionsgate, formerly of Musical.ly/TikTok, Kyle Haley, formerly of Disney, Mitch Lowe, formerly of Netflix and Redbox, Arthur Coleman, formerly of Acxiom, and Brett Danaher, professor at Chapman University, among others.

Katch currently has 7 employees.

Risk Factors

7. Material factors that make an investment in Katch Entertainment Inc. speculative or risky:
   1. Katch is a proprietary technology company, entering into the intersection of two industries (technology and entertainment), the latter of which has been historically resistant to change. Extensive primary and secondary market research, in addition to our early wins in our sales activity, has shown that this attitude is quickly changing. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
   2. Public health epidemics or outbreaks could adversely impact our business. In May 2020, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 150 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions our competitors take to contain the coronavirus or treat its impact, among others. In particular, the spread and treatment of the coronavirus globally may cause sudden increases and decreases in our monthly cost levels, which could adversely impact our operations, and could have an adverse impact on our business and our financial results. Given the volatile nature and geographical dispersity of the coronavirus, it may be difficult for us to project and meet the demand for our product.
   3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
   5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several

contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Katch Entertainment Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $249,400 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

These funds will be used to invest in product and Sales and Marketing growth so that Katch can expand and scale their current product offerings, allowing the organization to support additional client relationships and increase overall revenue growth.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,221
Sales and Marketing	$5,910	$147,179
Research & Development	$1,000	$25,000
Product	$2,600	$65,000
Total Use of Proceeds	**$10,000**	**$249,400**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Katch Entertainment Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $1.45 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	8,000,000	7,010,800	Yes	
Series A Preferred Stock	6,000,000	0	No	Series A Preferred Stock shall have no voting rights.

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing SAFE notes are convertible into equity under certain circumstances. If they convert your ownership in the company will get diluted. Nothing contained in this document is intended as legal, accounting, tax, or investment advice, and it should not be taken as such.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Corporate Bylaws for all Securities sold in this Offering. Series A Preferred Stock has liquidation preferences and rights over Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the number of shares of Series A Preferred Stock being converted by one. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock immediately prior to an Acquisition or an Asset Transfer, both as defined above, or a sale involving more than 50% of the Corporation's Common Stock. Please see the attached Katch Entertainment, Inc. STATE OF DELAWARE CERTIFICATE OF INCORPORATION document for further disclosure.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The only person with more than 20% of the company is the founder and CEO, Andrew Tight. The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt, or the assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Our valuation is the value of our proprietary technology as a standalone intellectual property, the value of our already genomically coded films, the track record of our executive team, the potential of codified alpha client deals, and projected future revenue.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has Katch Entertainment Inc. conducted within the past three years?

Date of Offering: 10/2019

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $30,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 11/2019

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $121,500

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 01/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $12,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 03/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $40,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 04/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $35,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 06/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $250,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 07/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $50,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 08/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $175,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 09/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $25,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 12/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $330,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 01/2021

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $225,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 02/2021

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $40,000

Use of Proceeds:

    Payroll, Contractors, and other Operating costs.

Date of Offering: 03/2021

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $20,000

Use of Proceeds:

      Payroll, Contractors, and other Operating costs.

Date of Offering: 04/2021

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $180,000

Use of Proceeds:

      Payroll, Contractors, and other Operating costs.

Date of Offering: 05/2021

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $20,000

Use of Proceeds:

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Katch Entertainment Inc. is a new company that is still pre-income. The company was created as Katch Entertainment LLC on 05/24/2018 but underwent conversion into a Corporation in March of 2020. Our average monthly burn rate is approximately $55,000, with an average allocation of 90% towards payroll and hiring contractors. Our operating expenses for the year ended on December 31, 2020, amounted to $663,983, which resulted in a $668,517 loss. Our operating expenses for the year ended on December 31, 2019, amounted to $12,859, which resulted in a $13,976 loss. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. On December 31, 2020, we had $416,762 in the bank, which had been provided by $1,068,500 in SAFE investments. The SAFE investments contain conversion valuation caps from a low of $2 million to a high of $15 million, for the most recent investments. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Subsequent to December 31, 2020, we have been successful in raising $485,000 via SAFE investments. Given our progress, we believe $1.45 per share is now appropriate.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($668,517)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of

purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Katch Entertainment Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcriptions Main Video: hello hello, my name is Andrew Tight, CEO and founder of Katch. Katch is an entertainment data analytics company that marries advanced data science with a genuine passion for movie making, but that actually makes sense because our executive team is made up primarily of entertainment industry people. We have one of the founding executives from Netflix, the genome architect from Pandora, the marketing genius that grew TikTok to their first 150 million users, that's million with an M, and I'm a Lionsgate movie producer by trade. We also have some data science and data product people as well. We all recognize there were two major problems facing the industry. One, audiences have no idea what to watch. There's so much content being produced, how are you supposed to decide. But then, on the other side of things, content creators have no idea what their audiences actually want to watch. So at Katch, we are revolutionizing the way that content is produced, distributed, marketed, and then ultimately consumed by audiences everywhere. I really hope that you join us on this adventure. Just read on if you want more information, we're up to a lot of cool stuff. But one thing I don't want you to miss is what we're doing with Katch University. Katch University is our internship program. We've had 350 film students from around the world join Katch on this adventure. They're the ones that encouraged us to do this here today. So thank you all for your support, be well, have an amazing day, and talk to you soon. MIT Demo: So this is what you would land on right there. And this is where you can search. You can search any movie that we have in our database so all of these movies we have genomically coded into the 2500 unique genes. This goes on forever, I think there's roughly five thousand movies, six thousand movies into this database right now. Ones you'd recognize like zombieland or zodiac or zero dark 30, but let's actually look up Knives Out which is the movie that we discussed. So if you click on Knives Out, you're taken to this right here. This is the map of the world, and all this down here, these are the universal traits. This is based on the genomic coding. Those genomically coded traits curl up into these universal traits, so Knives Out is a contemporary story, it has major use of plot twists, it's a father's journey, mild limited violence, abstract storytelling, a story of money and work, work and money, a cinematically lush film, a tale of a violent crime, a detestable lead, experimental, the triumph of the underdog. Clearly these are, this is a pretty good way to understand the film. So one thing you can do is, you can see over here, these are all the countries that we we have in our system right now. So you can see, you know, in in orange yellow what over indexes and what under indexes. So let's take Australia for example, um so this Australia, it is kind of in the middle of the pack right here. It's slightly under index. It over indexes in a happy ending, but it under indexes in experimental, a tale of violent crimes, um abstract storytelling, a family dedicated lead. These are things, that based off of our genomic understandings, this is what under indexes. But we could look at like South Korea for example. And over here, wow, you know so, uh, you have a psychologically unstable lead, a contemporary story, a father's journey. These are the things that over index. You know, do better in South Korea. But, there's a lot that doesn't do well. As you can tell, you know, a triumph of the underdog, a story of work and money, family problems, lots of arguments, a psychological story. These are all the things that really don't do well. An American story doesn't do well there. That's really kind of interesting, and so let's look at israel for example. um uh we should be, there we are, um. And so you, in Israel, a contemporary story, family eccentricity, and lots of arguments highly over indexed there. And so this is kind of a pretty interesting attribute. And so you can kind of click on the United States, for example, just to see what, how it does. You know, obviously, this is kind of one of those oh yeah moments where it shows an American story over indexes in the United States. Tell me something I don't know. But that's actually really important because we didn't tell the data anything. This is what the machine and the data told us. And so the other thing that you could do is if you wanted to, you could do it by, if you have this library of content you know where I should I place my library. i'm, you know, Plex or i'm you know uh Peacock and i'm looking to expand. So we've included our entire library of content in here, and so this is the all of the the uh this is we've clicked on france for example. so if we click on france well, you can click on france, and all of a sudden here are all of the 52 universal traits that resonate with france. So the things that over-index in France, you know, an animated feature, a dog driven story, kids on an adventure, a mid-century story. Things that under index, you have um you know, a blatant, a bright and joyful mood under indexes in France. That's interesting, a happy ending under indexes in France, mainstream under index is in France, that's pretty, you know, accurate. But, if you have, you know, this library of content, you can actually look and see, you know, what are the titles we have in our library that over index, and what are the titles we have in our library that under indexes and so over indexes. You have things like, you know, Isle of Dog, so you could click on Isle of Dog and see what are the attributes here when i'm marketing Isle of Dog in this territory. what are the attributes that are really causing it to over index. Well, it's an animated feature, a dog driven story, a spy comedy, a piano focus score, a brooding lead. That's really really interesting. um But if you wanted to look at, you know, what about uh Pineapple Express. You know Pineapple Express doesn't do very well, and that's why. it's on this bottom movies, and these are the things that are causing it to under index. and so the applications you can do this for literally any one of these countries you can do for Brazil, the United States, Mexico. These are the things that really over index in Mexico, for example uh and under index in Mexico. So pretty interesting stuff. This is a very powerful tool um it'll be able to be utilized by both this the seller of content, the buyer of content, and then the marketing team for any buyer of content. And then every every uh content planning team. Really it's a powerful tool that's only going to get more powerful as we bring in more behavioral data. Katch App Commercial: Hey Hey. Thought we could "Katch" a movie tonight. What movie are you thinking? I meant Katch, the app. It makes great movie recommendations to groups of people. I don't have that. No stress, I'll send you an invite. There it is. Oh, okay, oh there's a timer. Yeah, so you better get going. Like, don't like, it's okay, I haven't seen. Oh, i love this movie. This is actually really fun. Right? And when you're done, Katch combines our taste to make a great movie recommendation. Katch recommends, oh, About Time. You like romantic movies? Of course. Let's do it. This is amazing. Katch, the best movie recommendations period. KatchU: What is it?: In March 2020, Covid 19 shut down the world. All film internships were canceled, leaving Hollywood's next generation anxiously waiting with their future careers on hold. All seemed lost. And with that, KatchU was born. All right, three, two, one, admit all. Good morning. Good morning. Let the crowds in. Whoever's editing this, get ready for 60 minutes of unadulterated chaos. He's enjoying himself. Just another day at catch university. Hi i'm Madison Gunter and i am a senior analyst, um senior analyst, i believe that's the title, it's senior analyst right? Yeah. Oh yeah. This was just completely like, I just saw it in my inbox one day, I was like, hey I'll apply for it, and then the next thing i know I'm in an interview with Andrew Tight. There are two types of people in the world right, they're the people that you know when they're dealt adversity they curl up and they give up. Then there are people that say, all right, cool, how am i going to pivot, how am i going to continue to make content, how am i going to do this, how am i going to succeed. And you know what, you're proving to me here is that you, you don't give up. and i also didn't think it was even humanly possible to make actual genuine friends over a screen, but it's happening. I wasn't expecting it. It's a tight-knit community within Katch. I think Katch really puts in the effort to make this a mutually beneficial experience. That you do the work and you also get all of these opportunities and meeting other people you know. Going to the speaker series and getting your name out there. In putting yourself out there and seeing films in a very different way, just by virtue of doing this work. This is, this is the thing that you'll be able to know look back on and say, we did that. um and you'll have something that you can hold in your hand.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://katch-media.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.